Star Equity Fund Calls on GEE Group to Run a Legitimate Sale Process Prior “Review of Strategic Alternatives” Failed Stockholders Old Greenwich, CT – March 3, 2026 – Star Equity Fund, LP ("Star Equity Fund" or "we"), a 5.4% stockholder of GEE Group, Inc. (NYSE American: JOB) ("GEE Group" or the "Company"), issues the following statement calling on GEE Group's Board of Directors (the "Board") to immediately retain a qualified, independent investment bank to conduct a thorough and competitive sale process that maximizes value for all GEE Group stockholders. We believe initiating a robust sale process is the most appropriate way for the incumbent board of directors (the “Board”) of the Company to exercise its fiduciary duties given the multiple unsolicited offers it said it has received recently. We are calling on the Board to take the following steps immediately: 1. Retain a qualified, independent investment bank. The Board should hire a reputable investment bank with experience in staffing and professional services to run a comprehensive sale process and solicit interest from potential strategic and financial acquirers. 2. Have the investment bank report to the Board’s M&A Committee, not Company management. The investment bank should report directly to the M&A Committee of the Board, not to CEO Derek Dewan or other members of the Board or management whose preferences or self-interests may conflict with stockholders’ interests. 3. Run a real, competitive sale process. The Board must broadly market the Company and evaluate all credible proposals to maximize stockholder value, rather than merely validate management’s existing plan to continue to operate the Company, which we believe was the outcome of the Board’s 2023–2024 review of strategic alternatives. 4. Sell GEE Group to the highest bidder. Given the Company’s prolonged share price underperformance, steep revenue declines, and large cumulative losses, GEE Group should be a seller, not a buyer, and the Board’s fiduciary duty is to secure the best available value for stockholders. Prior “Review of Strategic Alternatives” Failed Stockholders and the Status Quo Is Unacceptable In August 2023, under pressure from stockholders, GEE Group entered into a cooperation agreement requiring the Board to engage an outside advisor to evaluate strategic opportunities to maximize stockholder value. The Board formed an independent M&A Committee, retained DC Advisory, and in December 2023 formally commenced a review of strategic alternatives. The Board “unanimously concluded” the review in April 2024 by simply reaffirming GEE Group’s existing failed strategy and an “accelerated program for strategic acquisitions,” effectively endorsing the status quo rather than pursuing a sale or other transformative transaction. Since that review, GEE Group’s financial performance and share price have continued to deteriorate. The Company’s revenue in FY 2025 was $96.5 million, a 42% decline from the FY 2022 peak and a 10% decline compared to FY 2024. Furthermore, the Company’s shares have traded close to cash per share since March 2025, and the stock price has declined almost 86% over the last five years. We believe the persistence of this low stock price is a vote of “no confidence” in the incumbent Board’s existing strategy and a sale to the highest bidder remains the only acceptable course of action. The failed 2023–2024 review, coupled with the incumbent Board stubbornly continuing its pursuit of a failed strategy, have eroded stockholder value. We believe strongly that GEE Group’s stockholders would be best served by a truly independent, banker‑led sale process to the highest bidder. Star Equity Fund remains ready to engage constructively with the Board to help maximize value for all stockholders. About Star Equity Fund, LP Star Equity Fund, LP is an investment fund managed by the Investments Division of Star Equity Holdings, Inc. Star Equity Fund seeks to unlock stockholder value and improve corporate governance at its portfolio companies. About Star Equity Holdings, Inc. Star Equity Holdings, Inc. (Nasdaq: STRR) is a diversified holding company with four divisions: Building Solutions, Business Services, Energy Services, and Investments. For more information contact: Star Equity Fund, LP The Equity Group Jeffrey E. Eberwein Lena Cati Portfolio Manager Senior Vice President 203-489-9501 212-836-9611 jeff.eberwein@starequity.com lcati@theequitygroup.com